UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  July 24, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes  ☐                   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes  ☐                   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRITANNIA BULK PLC TO TERMINATE ITS REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

(Registered — ISIN US11041CAC55; Common Code 029301867)

(144A — ISIN US11041CAA99; Common Code 027592325)
(Reg S — ISIN USG13893AA37; Common Code 027995462)
(Institutional Accredited Investor — ISIN US11041CAB72; Common Code 027995594)

LONDON, England JULY 24, 2008 — Britannia Bulk Plc today announced that it intends to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) with respect to its 11% Senior Secured Notes due 2011 (the “Senior Secured Notes”).

Pursuant to Rule 12h-6 under the Exchange Act, the Securities and Exchange Commission (“SEC”) permits a foreign private issuer to terminate its reporting obligations under Section 15(d) of the Exchange Act with respect to a class of securities.  On July 25, 2008, Britannia Bulk Plc will file a Form 15F with the SEC to terminate its reporting obligations with respect to the Senior Secured Notes.  The termination will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or denied by the SEC.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

THIS COMMUNICATION IS ONLY ADDRESSED TO HOLDERS OF THE NOTES AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, ANY SUCH PERSON BEING A “RELEVANT PERSON”.  THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: July 24, 2008	Chief Financial Officer